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                                                                   EXHIBIT 12(a)



                            D&N CAPITAL CORPORATION
               Computation of ratio of earnings to fixed charges


                     For the Six Months Ended June 30, 2001
                          (In thousands, except ratio)

           Net income                             $1,942

           Fixed charges:
                  Advisory fees                       73

           Total fixed charges                        73

           Earnings before fixed charges          $2,015

           Fixed charges, as above                $   73

           Ratio of earnings to fixed charges       27.6


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